BC FORM 53-901F

This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

Item 1: Reporting Issuer

Augusta Resource Corporation (the “Augusta”)
400 - 837 West Hastings Street
Vancouver, B.C. V6C 3N6

Item 2: Date of Material Change

August 22, 2005

Item 3: Press Release

August 22, 2005

Item 4: Summary of Material Change

Augusta Resource Corporation (the “Company”) announces the grant of 2,085,000 incentive stock options.

Item 5: Full Description of Material Change

The Company announces the grant of 2,085,000 incentive stock options to directors, officers, employees and consultants of the Company at an exercise price of $1.56 per share for a period of five years expiring on August 22, 2010.

Item 6: Reliance on section 85 (2) of the Act

This report is not confidential.

Item 7: Omitted Information

No information has been omitted in this regard.

Item 8: Senior Officers

Gil Clausen – President and CEO
Tel: 303-300-0136

Richard W. Warke - Chairman
Donald B. Clark – Chief Financial Officer
Purni Parikh – Corporate Secretary Tel: 604.687.1717

Item 9: Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, B.C. this 25th day of August 2005.

/s/ “Purni Parikh”
Name: Purni Parikh
Title: Corporate Secretary